Burcon NutraScience Corporation

Condensed Consolidated Interim Financial Statements

Three months ended June 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Balance Sheets

(Unaudited)

As at June 30, 2021 and March 31, 2021

(Prepared in Canadian dollars)

	June 30, 2021 $	March 31, 2021 $

ASSETS

Current assets
Cash and cash equivalents	12,475,755	13,972,659
Amounts receivable (notes 4 and 10)	168,096	338,715
Inventory	-	132,473
Prepaid expenses	364,377	154,757
	13,008,228	14,598,604

Property and equipment	942,924	1,005,760
Deferred development costs - net of accumulated amortization of $nil (2020 - $nil)	5,181,007	4,463,748
Investment in and loan to Merit Functional Foods Corporation (note 4)	14,735,700	16,401,703
Goodwill	1,254,930	1,254,930

	35,122,789	37,724,745

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 10)	1,534,618	1,418,049
Lease liability	10,661	28,431
	1,545,279	1,446,480

Lease liability	4,726	5,266

	1,550,005	1,451,746

SHAREHOLDERS' EQUITY (note 6)
Capital stock	114,230,192	114,106,836
Contributed surplus	14,058,654	14,058,654
Options	6,870,749	6,490,537
Warrants	572,661	594,621
Deficit	(102,159,472)	(98,977,649)
	33,572,784	36,272,999

	35,122,789	37,724,745

Subsequent events (note 15)

Approved by the Audit Committee of the Board of Directors

“Douglas Gilpin”	“Peter H. Kappel”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

(Unaudited)

For the three months ended June 30, 2021 and 2020

(Prepared in Canadian dollars)

	2021 $	2020 $

REVENUE
Royalty income (notes 4 and 1(b))	17,965	8,515

EXPENSES
Research and development (note 7)	441,786	100,489
Intellectual property	158,784	138,774
General and administrative (note 8)	1,012,740	656,951

	1,613,310	896,214

LOSS FROM OPERATIONS	(1,595,345)	(887,699)

INTEREST AND OTHER INCOME (notes 4 and 10)	108,368	149,560

MANAGEMENT FEE INCOME (notes 4 and 10)	61,828	109,316

SHARE OF LOSS IN MERIT FUNCTIONAL FOODS CORP. (note 4)	(1,748,098)	(382,176)

INTEREST EXPENSE (note 5)	(7,450)	(388,023)

FOREIGN EXCHANGE LOSS	(1,126)	(1,678)

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(3,181,823)	(1,400,700)

BASIC AND DILUTED LOSS PER SHARE (note 9)	(0.03)	(0.01)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(Unaudited)

For the three months ended June 30, 2021 and 2020

(Prepared in Canadian dollars)

	Number of fully paid common shares	Capital stock $	Contributed surplus $	Options $	Warrants $	Convertible debentures $	Deficit $	Total shareholders' equity $
Balance - March 31, 2020	96,799,638	98,046,103	9,030,861	9,673,821	1,792,168	2,762,927	(98,360,157)	22,945,723

Loss and comprehensive loss for the period	-	-	-	-	-	-	(1,400,700)	(1,400,700)
Shares issued	914,283	970,610	-	-	-	(279,201)	-	691,409
Stock-based compensation expense	-	-	-	99,288	-	-	-	99,288

Balance - June 30, 2020	97,713,921	99,016,713	9,030,861	9,773,109	1,792,168	2,483,726	(99,760,857)	22,335,720

Balance, March 31, 2021	108,431,377	114,106,836	14,058,654	6,490,537	594,621	-	(98,977,649)	36,272,999
Loss and comprehensive loss for the period	-	-	-	-	-	-	(3,181,823)	(3,181,823)
Warrants exercised	45,750	113,460	-	-	(21,960)	-	-	91,500
Options exercised	10,786	9,896	-	(6,223)	-	-	-	3,673
Stock-based compensation expense	-	-	-	386,435	-	-	-	386,435

Balance - June 30, 2021	108,487,913	114,230,192	14,058,654	6,870,749	572,661	-	(102,159,472)	33,572,784

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three months ended June 30, 2021 and 2020

(Prepared in Canadian dollars)

	2021 $	2020 $
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(3,181,823)	(1,400,700)
Items not affecting cash
Amortization of property and equipment	40,544	22,145
Inventory expensed as research and development costs	132,186	-
Unrealized foreign exchange loss	1,165	1,068
Interest accretion	(82,095)	(73,810)
Finance income	(710)	(1,386)
Interest expense	7,450	388,023
Share of loss in Merit Functional Foods Corporation	1,748,098	382,176
Stock-based compensation expense	232,833	63,790
	(1,102,352)	(618,694)
Changes in non-cash working capital items
Amounts receivable	170,619	25,386
Inventory	287	(60,335)
Prepaid expenses	(211,577)	220,154
Accounts payable and accrued liabilities	117,668	162,714
	(1,025,355)	(270,775)
Interest received	(11,995)	(74,365)
Interest paid	-	(400,014)
Net cash used in operating activities	(1,037,350)	(745,154)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	11,995	74,365
Restricted term deposit	-	(6,500,000)
Development costs deferred	(531,804)	(464,906)
Acquisition of property and equipment	(10,659)	(517,839)
	(530,468)	(7,408,380)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of capital stock	95,173	-
Share issue costs	-	(231,755)
Lease payments	(23,094)	(21,291)
	72,079	(253,046)

FOREIGN EXCHANGE LOSS ON CASH AND CASH EQUIVALENTS	(1,165)	(1,068)

DECREASE IN CASH AND CASH EQUIVALENTS	(1,496,904)	(8,407,648)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	13,972,659	15,030,988

CASH AND CASH EQUIVALENTS - END OF PERIOD	12,475,755	6,623,340

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

1. Nature of operations

Burcon NutraScience Corporation ("Burcon" or the "Company") is an incorporated entity headquartered in Vancouver, British Columbia, Canada.

Burcon is a research and development company that has developed plant protein extraction and purification technology in the field of functional, renewable plant proteins.  The Company has an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.

a) Pea and canola proteins

Burcon has developed novel pea proteins that it has branded Peazazz® and Peazac® and three canola protein products, Puratein®, Supertein® and Nutratein®.

In May 2019, Burcon and two other entities formed Merit Functional Foods Corporation ("Merit Foods").  Merit Foods has completed the construction of a 94,000 square foot protein commercial production facility in Manitoba, Canada to produce, under license, Burcon's pea and canola protein  products.  See note 4 for further details.

b) CLARISOY®

Burcon had a license and production agreement (the "Soy Agreement") with Archer Daniels Midland Company ("ADM") to license its CLARISOY® technology to ADM on an exclusive basis to produce market and sell CLARISOY® soy protein worldwide.  On August 7, 2020, Burcon and ADM agreed to terminate the Soy Agreement.  As part of the agreement to terminate the exclusive license, the CLARISOY trademark reverted back to Burcon.

2. Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standards ("IAS") 34, Interim Financial Reporting, and interpretations issued by the IFRS Interpretations Committee ("IFRIC") on a basis consistent with those accounting policies  followed in the most recent annual consolidated financial statements.  Certain comparatives have been restated to conform with this period's presentation.  These condensed consolidated financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the Board of Directors on August 12, 2021.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

The condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated annual financial statements for the year ended March 31, 2021.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries, Burcon NutraScience (MB) Corp. ("Burcon-MB") and Burcon NutraScience Holdings Corp. ("Burcon Holdings").  A subsidiary is an entity in which the Company has control, directly or indirectly.  Under IFRS 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns.  All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company's subsidiaries at June 30, 2021 are as follows:

	Place of incorporation	Interest %	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development
Burcon NutraScience Holdings Corp.	Canada	100	Investment holding

Accounting Standards and Amendments Issued but Not Yet Adopted

Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current

The amendment clarifies the classification requirements to determine if a liability should be presented as current or non-current in the statement of financial position.  Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing or recognition.  The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and is to be applied retrospectively, with earlier application permitted.  The Company is still considering whether the new standard will have a significant impact on the consolidated financial statements.

3. COVID-19

The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020.  Globally, governments worldwide have focused on containment of the outbreak and the prevention of further spread.  Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses.  While economies began to slowly reopen in June 2020 after an initial lockdown, governments were required to reinstate lockdowns and closures when infection rates returned at the end of 2020 and early 2021.  Since March 2021, the supply of vaccines has become more secure in Canada and immunization rates are continuing to improve in Canada, the United States and many developed countries in the world.  The duration and long-term effects of the pandemic is unknown at this time.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

In response to the COVID-19 pandemic, Burcon implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  While the COVID-19 pandemic has not had significant adverse effect on Burcon's and Merit Foods' business operations to-date, it is not possible to predict how long the pandemic will continue to last and whether the financial and business conditions of Burcon and Merit Foods will be impacted in future periods.

Governments worldwide, including Canada, have implemented significant monetary and fiscal relief programs designed to stabilize their economies.  Burcon has received Canadian government assistance through the CEWS and CERS programs.  See notes 7 and 8 for details.

4. Investment in and loan to Merit Functional Foods Corporation

Merit Foods was formed in May 2019 by Burcon NutraScience Holdings Corp. ("Burcon Holdings") and two other entities, with Burcon initially owning 40% of Merit Foods.  Following the investment by Bunge Limited ("Bunge") in Merit Foods in August 2020, Burcon's interest in Merit Foods decreased to 33.3%.

Merit Foods agreed to develop, build and commission an initial protein facility (the "Flex Production Facility") in Manitoba, Canada within a specified period of time to manufacture the licensed pea and canola protein products.  Merit Foods formally completed the construction of the Flex Production Facility on December 31, 2020 and began the commissioning process.

Summary financial position for Merit Foods as at June 30, 2021

	As at June 30, 2021	As at March 31, 2021
	$	$

Current assets	11,907,349	16,125,384
Non-current assets	126,736,689	124,970,303
Current liabilities	8,313,771	9,303,585
Non-current liabilities	97,054,814	93,642,063

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

Summary financial results for Merit Foods

	Three months ended June 30, 2021	Three months ended June 30, 2020
	$	$

Total revenue	1,195,738	-
Loss and comprehensive loss for the period	(5,244,293)	(955,440)

Merit Foods cannot reasonably estimate the amount to be received from Protein Industries Canada ("PIC") for periods where PIC has not finalized their assessment of the submission.  The last PIC assessment finalized was for February 2021 and accordingly no amounts have been accrued or recorded from this point for the period ended June 30, 2021.  These amounts may be material to the financial statements.

From inception to June 30, 2021, Burcon Holdings has made capital loan advances of $13.0 million to Merit Foods in the form of shareholder loans.

	Investment in Share capital $	Capital Contribution $	Loan receivable $	Total net investment $

Net Investment in Merit Foods, March 31, 2020	1	9,544,708	2,659,829	12,204,538
Share of loss in Merit Foods	-	(2,421,459)	-	(2,421,459)
Dilution gain of investment in Merit Foods	-	6,384,942	-	6,384,942
Interest accretion	-	-	307,875	307,875
Expected credit loss provision	-	-	(74,193)	(74,193)
Net Investment in Merit Foods, March 31, 2021	1	13,508,191	2,893,511	16,401,703
Share of loss in Merit Foods	-	(1,748,098)	-	(1,748,098)
Interest accretion	-	-	82,095	82,095
Net Investment in Merit Foods, June 30, 2021	1	11,760,093	2,975,606	14,735,700

The loans are non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, have a term of 15 years, and may be repaid by Merit Foods, without penalty or bonus, on a pro-rata basis based on the proportionate share of each shareholder's loan outstanding in relation to the other shareholders of Merit Foods applied to the outstanding principal amounts.  Notional interest is accruing on the loan receivable at 11% per annum, which is considered to be the market rate of interest.  For the three months ended June 30, 2021, the Company has recorded interest accretion of $82,095 (2020 - $73,809).

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

Under the amended license and production agreement (the "Amended License Agreement"), Burcon receives running royalties on the net revenue (as defined in the Amended License Agreement) from the sales of the pea and canola protein products (the "Licensed Products") by Merit Foods.  During the three months ended June 30, 2021, Burcon recorded royalty revenues of $17,965 (2020 - $nil) from Merit's sales of the Licensed Products, all of which were included in amounts receivable as at June 30, 2021.

Burcon is responsible for the technology transfer to Merit Foods, and has been providing assistance, under a services agreement (the "Services Agreement"), to support the design, construction and commissioning of the commercial protein production facility, as well as providing other services and sample production services.  For the three months ended June 30, 2021, included in management fee income is $59,656 (2020 - $104,600) for services provided and $nil (2020 - $79,940) of samples sold to Merit Foods, of which $3,949 was included in amounts receivable at June 30, 2021 (March 31, 2021 - $66,709).

Merit Foods also provides certain consulting services to Burcon.  For the three months ended June 30, 2021, Burcon recorded professional fee expense of $9,415 (2020 - $10,000), all of which was included in accounts payable and accrued liabilities as at June 30, 2021 (March 31, 2021 - $nil).

In May 2020, Burcon announced that Merit Foods had secured a debt financing package of up to $85 million of capital from a syndicate of lenders including Export Development Canada ("EDC"), Farm Credit Canada and the Canadian Imperial Bank of Commerce.  Merit Foods' shareholders, including Burcon Holdings, were required to pledge their shares in Merit Foods as security under the loan facilities from EDC.  In connection with the loan facilities from EDC, Merit Foods had to fulfill various obligations, including the establishment and maintenance of a cost overrun account in a prescribed amount in connection with the costs related to the construction of the Flex Production Facility.  $6.5 million of this amount was permitted to be funded by way of a letter of credit ("LC").  To assist Merit Foods to fulfill this obligation, Burcon Holdings obtained the LC from HSBC Bank Canada ("HSBC") in April 2020, which was secured by a term deposit with HSBC in the same amount.  As part of the investment by Bunge into Merit Foods, the LC was released on August 28, 2020.

In connection with the LC, Burcon Holdings entered into a short-term loan agreement (the "Merit Loan Agreement") with Merit Foods in the amount of $6.5 million (the "Merit Loan").  The Merit Loan bore interest at 5% per annum, compounded annually, payable by way of a lump sum balloon payment at the end of the term.  Concurrent with the termination of the LC on August 28, 2020, the Merit Loan Agreement was also terminated on the same date.  For the three months ended June 30, 2020, Burcon recorded interest income of $67,671 related to the Merit Loan.

In June 2020, Burcon announced that Merit Foods had secured additional debt financing of $10 million in the form of a 10-year interest-free loan from Agriculture and Agri-Food Canada (the "AIP Loan").  Burcon Holdings and the Partners provided a guarantee for the AIP Loan (the "AIP Guarantee").  The obligations of the AIP Guarantee are joint and several.  However, Burcon Holdings and the Partners (the "AIP Guarantors") have entered into a reciprocal indemnity agreement (the "Indemnity Agreement').  Under the Indemnity Agreement, if any AIP Guarantor (each, a "Paying Guarantor") is required to make payment under the AIP Guarantee and any other AIP Guarantor (each, a "Contributing Guarantor") has not made a corresponding payment equal to its share based on its shareholdings in Merit Foods ("Contributive Share"), such Contributing Guarantor(s) shall pay the Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the AIP Guarantee will have been borne by the AIP Guarantors in their respective shareholding percentage in Merit Foods.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

In total, Merit Foods secured a total of $99.2 million financing package from the Government of Canada that includes the financing noted above from EDC, FCC, AIP and PIC.  In addition to the co-investment received by Merit Foods from PIC, a further co-investment by PIC to Merit Foods was announced in May 2021 to develop new plant-based products.  The project has a total investment of $7.9 million, with PIC funding one-half of the total investment into the project.

5. Convertible debentures

Convertible debentures

On December 10, 2019, the Company issued convertible debentures (the "Debentures") through a non-brokered private placement for an aggregate principal amount of $9.5 million.  Certain directors and an officer of the Company subscribed for Debentures totalling $2 million in principal amount.  Each Debenture consisted of $1,000 principal amount, bore interest at a rate of 8.5% per annum, payable semi-annually in arrears and was unsecured.

The Debentures were convertible at the option of the holder, in whole or in part, into common shares of the Company at a conversion price of $1.05 per share.  During the three months ended June 30, 2020, the holders of the Debentures converted principal amounts of $960,000 for the issuance of 914,283 common shares of the Company.

Burcon had the right, at its sole discretion, to force the conversion of the Debentures if the shares traded at or above $2.15 for a period of 14 consecutive trading days.  The Company determined it had met this condition between August 12 to August 31, 2020 and issued a notice to the holders of the Debentures for conversion of the Debentures to common shares on September 8, 2020.  As a result of the conversion of $7,795,500 of outstanding principal amount of the Debentures, an aggregate of 7,424,274 common shares were issued to the holders of the Debentures.

For the three months ended June 30, 2021, the Company recorded interest expense of $nil (2020 - $375,324).

For the three months ended June 30, 2021, an aggregate of $nil (2020 - $960,000) in principal amount of Debentures was converted for nil common shares (2020 - 914,283).

6. Shareholders' equity

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

a) Capital stock

Authorized

Unlimited number of common shares without par value

Equity Offering

On February 19, 2020, the Company completed a bought deal equity offering of 7,419,800 units (the "Units") at a price of $1.55 per Unit for aggregate gross proceeds to the Company of $11.5 million (the "Offering") and net proceeds of $10.3 million.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant").  Each Warrant is exercisable to acquire one common share (a "Warrant Share") until February 19, 2022 at an exercise price of $2.00 per Warrant Share.  In addition to a cash commission, the agents received compensation options (Agents' Warrants) entitling the agents to purchase up to 519,386 common shares.  Each Agent's Warrant is exercisable to acquire one common share of the Company at an exercise price of $2.00 per share until February 19, 2022.  During the three months ended June 30, 2021, warrants were exercised for 45,750 Warrant Shares, providing proceeds of $91,500.  As at June 30, 2021, 1,378,650 Warrants and 311,632 Agents' Warrants were outstanding.

b) Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders' equity.

c) Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At June 30, 2021, 5,024,806 (March 31, 2021 - 4,949,106) options to purchase common stock are outstanding from the stock option plan.  These options, when vested under the terms of the plan, are exercisable at prices ranging between $0.23 and $8.05 per common share.  An additional 5,823,985 (March 31, 2021 - 5,894,031) options may be granted in future years under this plan.  The options have a term of up to 10 years from the date of grant, and are determined at the discretion of the board of directors at the time of grant.  All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

	Three months ended June 30, 2021		Year ended March 31, 2021

	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Outstanding - Beginning of period	4,949,106	2.63	4,507,606	3.32

Granted	88,000	4.89	1,253,000	3.95
Exercised	(12,300)	0.85	(94,000)	0.56
Expired	-	-	(717,500)	9.51

Outstanding - End of period	5,024,806	2.68	4,949,106	2.63

The following table summarizes information about stock options outstanding and exercisable at June 30, 2021:

	Options outstanding			Options exercisable
Range of exercise prices $	Number outstanding at June 30, 2021	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at June 30, 2021	Weighted average exercise price $

0.23 - 0.69	822,333	7.25	0.39	662,666	0.43
1.88 - 4.89	4,102,473	5.56	3.02	2,928,470	2.83
6.78 - 8.05	100,000	0.32	7.54	100,000	7.54

	5,024,806	5.73	2.68	3,691,136	2.52

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Three months ended June 30, 2021	Year ended March 31, 2021

Dividend yield	0.0%	0.0%
Expected volatility	80.8%	78.5%
Risk-free interest rate	1.1%	0.5%
Expected forfeitures	7.0%	7.2%
Expected average option term (years)	4.9	6.7

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term.  The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

The weighted average fair value of the options granted during the three months ended June 30, 2021 was $3.36 per option (year ended March 31, 2021 - $2.73 per option).

Included in research and development expenses (salaries and benefits) is $68,787 (2020 - $nil) (note 7) of stock-based compensation and included in general and administrative expenses (salaries and benefits) is $164,046 (2020 - $49,375) (note 8) of stock-based compensation.  During the three months ended June 30, 2021, $153,602 (2020 - $35,498) of stock-based compensation expense was allocated to deferred development costs.

7. Research and development

	2021 $	2020 $

Salaries and benefits (note 6)	616,561	401,337
Inventory written off to research and development	132,186	-
Laboratory operation	68,237	67,325
Amortization of property and equipment	60,362	30,575
Rent	28,525	22,294
Analyses and testing	15,517	6,996
Gross research and development expenses	921,388	528,527
Allocated to deferred development costs	(479,602)	(275,403)
Allocated to inventory production	-	(152,635)

Net research and development expenses	441,786	100,489

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

Research and development expenses have been reduced by COVID-19 subsidies of $88,735 (2020 - $nil) from the Canada Emergency Wage Subsidy ("CEWS") and Canada Emergency Rent Subsidy programs ("CERS).

As Merit Foods is now producing its own samples to provide to its customers, it no longer requires Burcon to supply samples.  As a result, Burcon wrote off its pea and canola inventory on-hand during the three months ended June 30, 2021.

8. General and administrative

	2021 $	2020 $

Salaries and benefits (note 6)	517,659	459,605
Investor relations	188,912	34,718
Professional fees	152,904	92,428
Office supplies and services	74,580	43,033
Transfer agent and filing fees	63,862	3,926
Other (note 10)	14,823	13,334
Financing expense	-	9,907

	1,012,740	656,951

General and administrative expenses have been reduced by $67,107 (2020 - $nil) from COVID-19 subsidies received from the CEWS program.

9. Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2021 $	2020 $

Loss for the period, being loss attributable to common shareholders - basic and diluted	(3,181,823)	(1,400,700)

Weighted average common shares - basic and diluted	108,466,108	97,175,670

Basic and diluted loss per share	(0.03)	(0.01)

For the three months ended June 30, 2021 and 2020, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

10. Related party transactions

The Company engaged an entity that is related by virtue of common officers for the following related party transactions:

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

  For the three months ended June 30, 2021, the Company made payments of $nil (2020 - $4,584) for office space rental.
  For the three months ended June 30, 2021, included in general and administrative expenses (management fees) are $1,843 (2020 - $648), for services provided to the Company.  At June 30, 2021, $1,697 (March 31, 2021 - $75) of this amount is included in accounts payable and accrued liabilities.  For the three months ended June 30, 2021, included in interest and other income is $2,172 (2020 - $4,716) for management services provided by the Company.  At June 30, 2021, $1,021 (March 31, 2021 - $437), of this amount is included in amounts receivable.

Burcon has a Services Agreement with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  (See note 4 for details).

In connection with the LC, Burcon Holdings entered into the Merit Loan Agreement with Merit Foods in the amount of $6.5 million.  During the three months ended June 30, 2020, Burcon recorded interest income of $67,671 related to the Merit Loan, of which $nil was included in amounts receivable as at March 31, 2021.

Certain directors and an officer subscribed for $2.0 million of the Debentures.  During the three months ended June 30, 2021, the Company made total convertible debenture interest payments of $nil (2020 - $85,000) to these directors and officer.

11. Key management compensation

Key management includes the Company's CEO.  Remuneration of directors and key management personnel comprises:

	2021 $	2020 $

Short-term benefits	122,002	162,159
Option-based awards	45,329	14,534

	167,331	176,693

Short-term benefits comprise salaries, director fees and employment benefits.

Option-based awards represent the cost to the group of senior management and directors' participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment.  For details of these plans refer to note 6 to these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

12. Financial instruments

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and the capital loan advances to Merit Foods.  The Company's cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

An expected credit loss provision of $74,193 was recorded during fiscal 2021 in relation to the loan receivable from Merit Foods.  The risk profile of Merit Foods has not changed significantly since March 31, 2021.

Interest rate risk

All of the Company's financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, short-term deposits that earn interest at fixed interest rates, and the Merit Loan that bore interest at a fixed interest rate.  Burcon's cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk.  For the three months ended June 30, 2021, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.45% per annum (2020 - 0.21% per annum).  The impact of a 1% strengthening or weakening of interest rates on the Company's cash and cash equivalents at June 30, 2021 is estimated to be a $125,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 12). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company's estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at June 30, 2021 is $1,534,618, all of which is within the next 12 months.

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and accrued interest approximates their carrying values due to the short-term maturities of these financial instruments.

The carrying values and fair values of financial instruments, by class, are as follows as at June 30, 2021 and March 31, 2021:

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

As at June 30, 2021
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Financial assets	$	$	$	$
Cash and cash equivalents	-	12,475,755	-	12,475,755
Amounts receivable	-	168,096	-	168,096
Loan to Merit Foods	-	2,975,606	-	3,049,799
Total	-	15,619,457	-	15,693,650
Financial liabilities
Accounts payable and accrued liabilities	-	-	1,534,618	1,534,618
Total	-	-	1,534,618	1,534,618

As at March 31, 2021
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	13,972,659	-	13,972,659
Amounts receivable	-	338,715	-	338,715
Loan to Merit Foods	-	2,893,511	-	2,967,704
Total	-	17,204,885	-	17,279,078
Financial liabilities
Accounts payable and accrued liabilities	-	-	1,418,049	1,418,049
Total	-	-	1,418,049	1,418,049

Currency risk

The Company has entered into certain forward U.S. dollar purchase contracts to hedge its estimated exposure to currency fluctuations for its U.S. denominated liabilities.  As at June 30, 2021 and March 31, 2021, the Company is exposed to currency risk for the following assets and liabilities denominated in U.S. dollars:

BURCON NUTRASCIENCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended June 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

	June 30, 2021	March 31, 2021
U.S. Dollars
Cash and cash equivalents	$64,380	$27,752
Amounts receivable	-	1,851
Accounts payable and accrued liabilities	(12,387)	-
Net exposure	$51,993	$29,603

Canadian dollar equivalent	$64,441	$37,226

Based on the above net exposure at June 30, 2021, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $5,000 (March 31, 2021 - $3,000) in the Company's loss from operations.

13. Capital disclosures

The Company considers its capital to be its shareholders' equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research and development program.  The Company is dependent on non-operating sources of cash, primarily from issuing equity and debt, to fund its operations and research development programs.  The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended June 30, 2021.

14. Segment information

The Company operates in a single reportable operating segment and geographic location involving the development of plant-based proteins.  All non-current assets are located in Canada.

15. Subsequent events

Subsequent to June 30, 2021:

a) 50,000 options were granted to a director at an exercise price of $2.99 per share.

b) Options were exercised for 3,807 common shares at a weighted average exercise of $0.27.

c) Warrants were exercised for 50,000 common shares at $2.00 per share.